# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: Nutra Pharma Corp, CIK 0001119643
CUSIP: 67060U208
Title of class of securities: Series B Preferred Shares
Address of issuer's principal executive offices: 6400 Park of Commerce Blvd, Suite 1B, Boca Raton, Florida (FL), 33487
Date of event which requires filing of this statement: 08/21/2026
Filed by CIK 0002151473
Persons authorized to receive notices and communications: Elizabeth Deitsch, 7915 NW 111th Way, Parkland, Florida (FL), 33076, 954-295-7232

## Reporting persons
- Pure Raw Supplies, LLC (CIK 0002151473): type of reporting person: partnership (PN); citizenship or place of organization: Florida (FL); source of funds: other (OO); sole voting power 12,000,000; shared voting power 0; sole dispositive power 12,000,000; shared dispositive power 0; aggregate amount beneficially owned 12,000,000 (100% of the class)

## Item 1. Security and Issuer
Title of class of securities: Series B Preferred Shares
Name of issuer: Nutra Pharma Corp
Address of issuer's principal executive offices: 6400 Park of Commerce Blvd, Suite 1B, Boca Raton, Florida (FL), 33487

## Item 2. Identity and Background
Name of person filing: Pure Raw Supplies, LLC, a Florida limited liability company
Residence or business address: 7915 NW 111th Way, Parkland, FL 33076
Present principal occupation or employment: The principal business of the Reporting person is pharmaceutical consulting.
Criminal convictions in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Civil proceedings (securities laws) in the last five years: During the past five years, the Reporting Person has not (i) been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which it became or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: FL

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The Reporting Person acquired beneficial ownership of the Shares through a bona fide gift from Rik Deitsch on August 21, 2026. No funds were borrowed or otherwise used by the Reporting Person to acquire the Shares, and no consideration was paid by the Reporting Person in connection with such acquisition

## Item 4. Purpose of Transaction
Purpose of transaction: The Reporting Person acquired the Shares pursuant to a bona fide gift and not as part of any purchase transaction. The Reporting Person holds the Shares for investment purposes. The Reporting Person does not presently have any plans or proposals that relate to or would result in any of the actions described in clauses (a) through (j) of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: 12,000,000; 100%
Number of shares as to which each person has sole or shared power to vote or dispose: 12,000,000
Transactions in the class effected during the past sixty days: None other than the transactions described in Item 4 of this Schedule 13D.
Other persons with the right to receive dividends or sale proceeds: To the knowledge of the Reporting Person, no person other than the Reporting Person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares reported herein,
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: N/A

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: None.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits: None.

## Signatures
- Pure Raw Supplies, LLC: /s/ Elizabeth Deitsch, Elizabeth Deitsch/President (09/01/2026)